UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 6, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 6 December 2016 entitled ‘VODAFONE APPOINTS BRIAN HUMPHRIES AS GROUP ENTERPRISE DIRECTOR’

6 December 2016

VODAFONE APPOINTS BRIAN HUMPHRIES AS GROUP ENTERPRISE DIRECTOR

Vodafone Group today announced the appointment of Brian Humphries as Group Enterprise Director. He will oversee the Group’s enterprise business across Vodafone’s local markets and internationally with responsibilities including Vodafone Global Enterprise - the Group’s dedicated multinational unit serving more than 1,700 of the world’s largest companies - Vodafone’s industry-leading Internet of Things business and its Cloud and Hosting and Carrier Services divisions. Enterprise accounted for 28% of Group revenue as of 30 September 2016.

Brian Humphries will join the Group Executive Committee on 1 February 2017 and will report to the Group Chief Executive Vittorio Colao. He succeeds Nick Jeffery whose appointment as Chief Executive of Vodafone UK was announced in July 2016.

Brian Humphries is currently the President and Chief Operating Officer, Infrastructure Solutions Group with Dell EMC. He was previously with Hewlett-Packard where prior roles included Senior Vice President, Emerging Markets, Senior Vice President, Strategy and Corporate Development and Chief of Staff to the Chairman and Chief Executive. He also served as Chief Financial Officer with HP Services. Brian Humphries began his career with Compaq and Digital Equipment Corporation and is a graduate of the University of Ulster.

Vodafone Group Chief Executive Vittorio Colao said: “Brian has extensive and diverse international leadership experience and a strong track record in driving market share growth. We are delighted to welcome him to Vodafone.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 30 September 2016, Vodafone had 470 million mobile customers and 14 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 6, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary